FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 18, 2010

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at June 30, 2010.

Millicom is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates combinations of fixed telephony, cable and broadband businesses in five countries in Central America. As at June 30, 2010, Millicom had mobile operations in 14 emerging markets in Central America, South America, Africa and Asia (see note 4). The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated income statements	Millicom International
for the six months ended June 30, 2010 and 2009	Cellular S.A.

	Notes	Six months ended June 30, 2010	Six months ended June 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,833,581	1,592,847
Cost of sales		(635,448)	(561,047)
Gross profit		1,198,133	1,031,800
Sales and marketing		(334,718)	(310,310)
General and administrative expenses		(329,945)	(280,789)
Other operating expenses		(39,431)	(31,137)
Operating profit	7	494,039	409,564
Interest expense		(89,979)	(84,793)
Interest income		5,124	6,358
Revaluation of previously held interests	3	—	32,319
Other non operating expense, net	8	(29,845)	(37,296)
Profit before taxes from continuing operations		379,339	326,152
Charge for taxes	9	(115,164)	(92,811)
Profit for the period from continuing operations		264,175	233,341
Profit (loss) for the period from discontinued operations, net of tax	5	6,385	(5,725)
Net profit for the period		270,560	227,616

Attributable to:
Owners of the Company		289,824	253,886
Non-controlling interests		(19,264)	(26,270)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)
Profit for the period attributable to owners of the Company	10	2.66	2.34

Diluted (US$)
Profit for the period attributable to owners of the Company	10	2.66	2.34

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated income statements	Millicom International
for the three months ended June 30, 2010 and 2009	Cellular S.A.

	Notes	Three months ended June 30, 2010	Three months ended June 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	928,550	814,312
Cost of sales		(318,144)	(282,961)
Gross profit		610,406	531,351
Sales and marketing		(167,481)	(156,819)
General and administrative expenses		(164,735)	(151,564)
Other operating expenses		(22,258)	(14,039)
Operating profit	7	255,932	208,929
Interest expense		(46,825)	(44,732)
Interest income		2,816	3,400
Other non operating expense, net	8	(34,722)	(7,223)
Profit before taxes from continuing operations		177,201	160,374
Charge for taxes	9	(54,993)	(51,492)
Profit for the period from continuing operations		122,208	108,882
Profit (loss) for the period from discontinued operations, net of tax	5	3,285	(6,795)
Net profit for the period		125,493	102,087

Attributable to:
Owners of the Company		134,290	114,266
Non-controlling interests		(8,797)	(12,179)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)
Profit for the period attributable to owners of the Company	10	1.23	1.05

Diluted (US$)
Profit for the period attributable to owners of the Company	10	1.23	1.05

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the six months ended June 30, 2010 and 2009	Cellular S.A.

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	270,560	227,616
Other comprehensive income:
Exchange differences on translating foreign operations	(32,048)	(32,007)
Cash flow hedge reserve movement	(1,641)	—
Total comprehensive income for the period	236,871	195,609

Attributable to:
Owners of the Company	257,882	222,221
Non-controlling interests	(21,011)	(26,612)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended June 30, 2010 and 2009	Cellular S.A.

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	125,493	102,087
Other comprehensive income:
Exchange differences on translating foreign operations	(21,094)	20,698
Cash flow hedge reserve movement	(1,249)	—
Total comprehensive income for the period	103,150	122,785

Attributable to:
Owners of the Company	112,619	133,833
Non-controlling interests	(9,469)	(11,048)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at June 30, 2010 and December 31, 2009	Cellular S.A.

	Notes	June 30, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		1,024,844	1,044,837
Property, plant and equipment, net	11	2,606,203	2,710,641
Investments in associates	12	8,548	872
Pledged deposits		46,823	53,333
Deferred taxation		23,089	19,930
Other non-current assets		10,459	7,965
TOTAL NON-CURRENT ASSETS		3,719,966	3,837,578

CURRENT ASSETS
Inventories		57,201	46,980
Trade receivables, net		219,935	224,708
Amounts due from joint venture partners		34,510	52,590
Prepayments and accrued income		103,553	65,064
Current income tax assets	9	27,217	17,275
Supplier advances for capital expenditures		55,430	49,165
Other current assets		66,926	58,159
Time deposit		344	50,061
Cash and cash equivalent		1,228,766	1,511,162
TOTAL CURRENT ASSETS		1,793,882	2,075,164
Assets held for sale	5	78,169	78,276
TOTAL ASSETS		5,592,017	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as at June 30, 2010 and December 31, 2009	Cellular S.A.

	Notes	June 30, 2010	December 31, 2009
		(Unaudited)	US$ ‘000
		US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		678,863	660,547
Treasury shares		(7,065)	—
Other reserves		(107,286)	(64,930)
Retained profits		1,134,354	937,398
Net profit for the period/year attributable to owners of the Company		289,824	850,788
		1,988,690	2,383,803
Non-controlling interests		(94,684)	(73,673)
TOTAL EQUITY		1,894,006	2,310,130

LIABILITIES
Non-current liabilities
Debt and other financing:	14
10% Senior Notes		455,020	454,477
Other debt and other financing		1,524,832	1,458,423
Provisions and other non-current liabilities		107,227	88,142
Deferred taxation		75,190	66,492
Total non-current liabilities		2,162,269	2,067,534

Current liabilities
Debt and other financing	14	536,289	433,987
Payables and accruals for the purchase of property, plant and equipment		249,591	276,809
Other trade payables		183,948	194,691
Amounts due to joint ventures partners		34,034	52,180
Accrued interest and other expenses		201,202	173,609
Current income tax liabilities		64,074	93,364
Dividend payable		—	134,747
Provisions and other current liabilities		222,395	210,385
Total current liabilities		1,491,533	1,569,772
Liabilities directly associated with assets held for sale	5	44,209	43,582
TOTAL LIABILITIES		3,698,011	3,680,888
TOTAL EQUITY AND LIABILITIES		5,592,017	5,991,018

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the six months ended June 30, 2010 and 2009	Cellular S.A.

	Notes	Six months ended June 30, 2010	Six months ended June 30, 2009
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Operating profit		494,039	409,564
Adjustments for non-cash items:
Depreciation and amortization		326,073	277,726
Loss on disposal and impairment of property, plant and equipment		285	2,408
Share-based compensation		6,219	2,152
		826,616	691,850
(Increase) decrease in trade receivables, prepayments and other current assets		(30,332)	10,985
(Increase) decrease in inventories		(9,825)	22,246
Increase in trade and other payables		9,177	4,582
Changes to working capital		(30,980)	37,813
Interest expense paid		(77,756)	(74,919)
Interest received		5,059	6,401
Taxes paid		(147,580)	(102,512)
Net cash provided by operating activities		575,359	558,633
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates	3	—	(55,524)
Purchase of intangible assets and license renewals		(4,816)	(16,857)
Purchase of property, plant and equipment	11	(228,404)	(417,161)
Proceeds from the sale of property, plant and equipment		12,419	3,272
Cash provided (used) by other investing activities		47,967	(5,459)
Net cash used by investing activities		(172,834)	(491,729)
Cash flows from financing activities:
Proceeds from issuance of shares		1,630	318
Proceeds from issuance of debt and other financing		282,446	230,938
Repayment of debt and financing		(172,330)	(105,653)
Purchase of treasury shares		(7,065)	—
Payment of dividends		(788,526)	—
Net cash (used) provided by financing activities		(683,845)	125,603
Transfer of cash to assets held for sale		—	(25,889)
Cash used by discontinued operations		—	(6,327)
Exchange losses on cash and cash equivalents		(1,076)	(1,584)
Net (decrease) increase in cash and cash equivalents		(282,396)	158,707
Cash and cash equivalents at the beginning of the year		1,511,162	674,195
Cash and cash equivalents at the end of the period		1,228,766	832,902

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended June 30, 2010, December 31, 2009 and June 30, 2009	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Balance as at December 31, 2008	108,297	—	162,446	480,098	—	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	—	—	253,886	—	235,886	(26,270)	227,616
Currency translation differences	—	—	—	—	—	—	(31,665)	(31,665)	(342)	(32,007)
Total comprehensive income for the period	—	—	—	—	—	253,886	(31,665)	222,221	(26,612)	195,609
Transfer to legal reserve	—	—	—	—	—	(880)	880	—	—	—
Shares issued via the exercise of stock options	18	—	27	392	—	—	(101)	318	—	318
Share based compensation	—	—	—	—	—	—	2,152	2,152	—	2,152
Issuance of shares under Long Term Incentive Plans (See Note 13)	203	—	304	13,445	—	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	—	(9,523)	—	(9,523)	(111)	(9,634)
Balance as at June 30, 2009 (unaudited)	108,518	—	162,777	493,935	—	1,326,031	(89,657)	1,893,086	(52,564)	1,840,522
Profit for the period	—	—	—	—	—	596,902	—	596,902	(20,586)	576,316
Currency translation differences	—	—	—	—	—	—	18,001	18,001	(523)	17,478
Total comprehensive income for the period	—	—	—	—	—	596,902	18,001	614,903	(21,109)	593,794
Dividends declared	—	—	—	—	—	(134,747)	—	(134,747)	—	(134,747)
Shares issued via the exercise of stock options	121	—	181	3,144	—	—	(787)	2,538	—	2,538
Share based compensation	—	—	—	—	—	—	7,655	7,655	—	7,655
Directors’ shares	7	—	10	358	—	—	—	368	—	368
Issuance of shares under Long Term Incentive Plans (See Note 13)	2	—	3	139	—	—	(142)	—	—	—
Balance as at December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	—	—	289,824	—	289,824	(19,264)	270,560
Cash flow hedge reserve movement	—	—	—	—	—	—	(1,641)	(1,641)	—	(1,641)
Currency translation differences	—	—	—	—	—	—	(30,301)	(30,301)	(1,747)	(32,048)
Total comprehensive income for the period	—	—	—	—	—	289,824	(31,942)	257,882	(21,011)	236,871
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends declared	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(86)	—	—	(7,065)	—	—	(7,065)	—	(7,065)
Shares issued via the exercise of stock options	65	—	98	1,822	—	—	(290)	1,630	—	1,630
Share based compensation	—	—	—	—	—	—	6,219	6,219	—	6,219
Issuance of shares under Long Term Incentive Plans (See Note 13)	254	—	380	16,016	—	—	(16,396)	—	—	—
Balance as at June 30, 2010 (unaudited)	108,967	(86)	163,449	515,414	(7,065)	1,424,178	(107,286)	1,988,690	(94,684)	1,894,006

(i)                                  Includes profit for the period attributable to owners of the Company. As at June 30, 2010, $57 million (December 31, 2009: $46 million) of Millicom’s retained profits are undistributable to owners of the Company.

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2010	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As at June 30, 2010, Millicom had mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2009 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2009, as disclosed in Note 2 of those financial statements. In addition, in the six months ended June 30, 2010, Millicom applied the following accounting policies on derivative financial instruments and hedging activities that were not disclosed in Millicom’s consolidated financial statements as at December 31, 2009 as Millicom had no material transactions to which these policies were applicable at that time.

Derivative financial instruments and hedging activities

Derivatives are initially recorded at fair value and then re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group may designate certain derivatives as either hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge), hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge) or hedges of a net investment in a foreign operation (net investment hedge).

For transactions designated and qualifying for hedge accounting, the Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge — Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. As at June 30, 2010 the Group has not entered into any fair value hedge.

Cash flow hedge — The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In January 2010, the Group entered into an interest rate swap agreement which was classified as a cash flow hedge (see note 16).

Net investment hedge — Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold. As at June 30, 2010 the Group has not entered into any net investment hedge.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2010, but are not currently relevant.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after July 1, 2009. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after July 1, 2009, although some limited retrospective application is permitted.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the six months ended June 30, 2010.

During the six months ended June 30, 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). Millicom’s share of the acquisition cost of the remaining 55% interest in Navega amounted to $49 million and Millicom’s share of the cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2009.

Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Millicom Tchad S.A.

On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. In March 2010 Millicom paid additional $1 million and if certain conditions are met, it will have to pay further $1 million before the end of February 2011.

The purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

Other minor investments

During the six months ended June 30, 2009, Millicom acquired other minor investments for a cash consideration of $9 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There were no disposals of subsidiaries and joint ventures during the six months ended June 30, 2010.

Sale process of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 31, 2010 Millicom announced that VimpelCom had not completed the agreement to acquire Millicom’s operation in Laos, despite that all conditions precedent had been met. Millicom is reserving its rights under the terms of the agreement, including the right to seek compensation for any loss of value that arises as a result of VimpelCom decision not to complete.

As at June 30, 2010 Millicom is still of the opinion that the sale of its operation in Laos is highly probable and therefore continues to treat this operation as a discontinued operation as at June 30, 2010 (see note 5).

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

The results of discontinued operations for the six and three months ended June 30, 2010 and 2009 are presented below:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	15,468	136,087
Operating expenses	(8,832)	(131,301)
Operating profit	6,636	4,786
Non-operating income (expense), net	314	(7,707)
Profit (loss) before tax	6,950	(2,921)
Taxes	(565)	(2,804)
Profit (loss) for the period attributable to owners of the Company	6,385	(5,725)

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	7,478	66,327
Operating expenses	(4,295)	(68,600)
Operating profit (loss)	3,183	(2,273)
Non-operating income (expense), net	408	(3,181)
Profit (loss) before tax	3,591	(5,454)
Taxes	(306)	(1,341)
Profit (loss) for the period attributable to owners of the Company	3,285	(6,795)

In December 2008, Millicom decided to dispose of its operation in Sierra Leone (which was part of the African operating segment). In Addition, in May 2009, Millicom decided to dispose of its operations in Cambodia, Laos and Sri Lanka (the whole Asian operating segment). As a result, in accordance with IFRS 5, these operations have been classified as discontinued operations for the three and six months ended June 30, 2009. The operations in Cambodia, Sri Lanka and Sierra Leone were disposed during 2009. The operation in Laos was not disposed of as at June 30, 2010 and as a result this operation continued to be classified as a discontinued operation for the three and six months ended June 30, 2010.

Assets held for sale

In January 2010, Millicom’s operation in Ghana signed an agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, to sell 742 of its towers and subsequently to lease back a portion of these towers. The first closing of the agreement took place in June whereby 272 towers were sold. The consideration received for the sale of the towers included both cash of $8 million and non-monetary assets (the shares in Helios Towers Ghana — see note 12). The net gain realized by Millicom from this first closing amounted to $4 million.

The remaining assets and directly associated liabilities (asset retirement obligations) that are part of this sale but are not leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as their sale is highly probable to be completed. The part of the towers which are leased back continued to be classified under the caption “Property, plant & equipment, net” on the balance sheet as at June 30, 2010.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	487,105	470,199
Operating expenses	(254,636)	(239,633)
Operating profit	232,469	230,566

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	246,576	238,211
Operating expenses	(128,666)	(118,459)
Operating profit	117,910	119,752

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable business (including broadband, television and fixed telephony). The Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in three regions: Central America, South America and Africa. Its Cable business, which includes Amnet and Navega, operates in Central America. Millicom’s operations in Asia and Sierra Leone have been classified as discontinued operations (see notes 4 and 5).

The information provided to the management for the reportable segments for the six months ended June 30, 2010 and 2009 is as follows:

Six months ended June 30, 2010	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	652,197	635,507	436,370	109,507	—	1,833,581	15,468	1,849,049
Operating profit (loss)	297,203	150,746	67,298	19,344	(40,552)	494,039	6,636	500,675
Add back:
Depreciation and amortization	75,621	117,871	99,686	32,428	467	326,073	—	326,073
Loss (gain) on disposal and impairment of property, plant and equipment	470	1,830	(2,648)	(21)	654	285	30	315
Corporate costs	—	—	—	—	39,431	39,431	—	39,431
Adjusted operating profit	373,294	270,447	164,336	51,751	—	859,828	6,666	866,494
Less additions to:
Property, plant and equipment	(52,639)	(49,382)	(83,927)	(23,203)	(22)	(209,173)
Intangible assets	(68)	(15,467)	(836)	(2,174)	(242)	(18,787)
Capital expenditure	(52,707)	(64,849)	(84,763)	(25,377)	(264)	(227,960)
Taxes paid	(82,797)	(41,741)	(6,044)	(8,332)	(8,666)	(147,580)
Net working capital and other movements	7,691	(24,072)	(11,560)	(1,439)	6,355	(23,025)
Operating free cash flow (i)	245,481	139,785	61,969	16,603	(2,575)	461,263

Six months ended June 30, 2009	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	657,966	485,955	354,467	94,459	—	1,592,847	136,087	1,728,934
Operating profit (loss)	300,570	93,261	33,943	15,662	(33,872)	409,564	4,786	414,350
Add back:
Depreciation and amortization	68,542	96,955	85,616	26,031	582	277,726	32,139	309,865
Loss on disposal and impairment of property, plant and equipment	160	996	1,085	166	1	2,408	9,453	11,861
Corporate costs	—	—	—	—	33,289	33,289	—	33,289
Adjusted operating profit	369,272	191,212	120,644	41,859	—	722,987	46,378	769,365
Less additions to:
Property, plant and equipment	(42,667)	(71,336)	(177,467)	(36,749)	(117)	(328,336)
Intangible assets	(290)	(10,900)	(1,406)	(4,325)	(186)	(17,107)
Capital expenditure	(42,957)	(82,236)	(178,873)	(41,074)	(303)	(345,443)
Taxes paid	(46,725)	(31,886)	(3,174)	(10,278)	(10,449)	(102,512)
Net working capital and other movements	(44,782)	3,283	11,671	(2,142)	(15,520)	(47,490)
Operating free cash flow (i)	234,808	80,373	(49,732)	(11,635)	(26,272)	227,542

(i)                                  Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, this is treated as a cash transaction.

The information provided to the management for the reportable segments for the three months ended June 30, 2010 and 2009 is as follows:

Three months ended June 30, 2010	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	330,487	323,204	219,305	55,554	—	928,550	7,478	936,028
Operating profit (loss)	152,846	77,877	38,626	9,068	(22,485)	255,932	3,183	259,115
Add back:
Depreciation and amortization	38,022	58,840	46,113	16,866	230	160,071	—	160,071
Loss (gain) on disposal and impairment of property, plant and equipment	99	1,411	(3,738)	(33)	(3)	(2,264)	15	(2,249)
Corporate costs	—	—	—	—	22,258	22,258	—	22,258
Adjusted operating profit	190,967	138,128	81,001	25,901	—	435,997	3,198	439,195
Less additions to:
Property, plant and equipment	(30,012)	(32,432)	(41,416)	(13,683)	(22)	(117,565)
Intangible assets	(68)	(9,989)	(11)	(1,738)	(78)	(11,884)
Capital expenditure	(30,080)	(42,421)	(41,427)	(15,421)	(100)	(129,449)
Taxes paid	(62,048)	(34,408)	(4,153)	(6,206)	(3,057)	(109,872)
Net working capital and other movements	4,713	4,158	9,430	4,735	7,218	30,254
Operating free cash flow (i)	103,552	65,457	44,851	9,009	4,061	226,930

Three months ended June 30, 2009	Central America	South America	Africa	Cable	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	331,637	249,180	183,311	50,184	—	814,312	66,327	880,639
Operating profit (loss)	153,172	45,268	16,764	10,647	(16,922)	208,929	(2,273)	206,656
Add back:
Depreciation and amortization	32,674	51,699	44,326	15,262	295	144,256	17,562	161,818
Loss (gain) on disposal and impairment of property, plant and equipment	141	630	658	(54)	3	1,378	7,488	8,866
Corporate costs	—	—	—	—	16,624	16,624	—	16,624
Adjusted operating profit	185,987	97,597	61,748	25,855	—	371,187	22,777	393,964
Less additions to:
Property, plant and equipment	(15,887)	(35,027)	(71,908)	(24,978)	(68)	(147,868)
Intangible assets	—	(10,040)	(362)	(2,031)	(140)	(12,573)
Capital expenditure	(15,887)	(45,067)	(72,270)	(27,009)	(208)	(160,441)
Taxes paid	(40,052)	(26,272)	(1,956)	(7,537)	(5,163)	(80,980)
Net working capital and other movements	(30,404)	21,711	13,555	(397)	(11,718)	(7,253)
Operating free cash flow (i)	99,644	47,969	1,077	(9,088)	(17,089)	122,513

(i)                                  Only for the purpose of calculating segments’ operating free cash flows only, where vendors of capital equipment provide financing, this is treated as a cash transaction.

Revenues from continuing operations for the six and three months ended June 30, 2010 and 2009 analyzed by country is as follows:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	278,850	194,770
Guatemala	275,000	251,751
El Salvador	231,465	246,175
Honduras	216,190	222,351
Paraguay	215,950	181,172
Other	616,126	496,628
Total	1,833,581	1,592,847

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	142,326	102,860
Guatemala	140,896	127,630
El Salvador	116,762	125,051
Honduras	107,984	112,815
Paraguay	109,036	90,057
Other	311,546	255,899
Total	928,550	814,312

Intangible assets and property, plant and equipment as at June 30, 2010 and December 31, 2009 analyzed by country are as follows:

	As at June 30, 2010	As at December 31, 2009
	(Unaudited) US$ ‘000	US$ ‘000
Colombia	587,832	585,184
Guatemala	356,295	308,580
El Salvador	330,491	441,521
Honduras	320,537	329,791
Paraguay	212,690	231,917
Other (i)	1,823,202	1,858,485
Total	3,631,047	3,755,478

(i)                                  Includes Amnet goodwill of $340 million (December 31, 2009: $340 million), which has been allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING EXPENSE, NET

The Group’s other non operating expense, net comprised the following:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange losses	(18,833)	(39,626)
(Loss) profit from associates	(99)	2,330
Change in fair value of derivatives	(10,913)	—
Total	(29,845)	(37,296)

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange losses	(30,050)	(7,223)
Loss from associates	(2)	—
Change in fair value of derivatives	(4,670)	—
Total	(34,722)	(7,223)

Exchange losses were mainly derived from the revaluation of local debt denominated in US$ into local currency. Millicom attempts to obtain local debt in local currency whenever possible and available to reduce volatility created by foreign exchange movements, but medium term financing in operating countries is either not always available or it is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of financial instruments contracted in Colombia, where the local currency revalued strongly against the US$ (see note 16).

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the six and three month periods ended June 30, 2010 and 2009. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

10.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to owners of the Company are comprised as follows:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	285,093	259,611
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	4,731	(5,725)
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	289,824	253,886
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	285,093	259,611
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	4,731	(5,725)
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	289,824	253,886

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,759	108,473
Potential incremental shares as a result of share options (‘000)	178	140
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,937	108,613

Basic
- profit from continuing operations attributable to owners of the Company	2.62	2.39
- profit (loss) from discontinuing operations attributable to owners of the Company	0.04	(0.05)
- profit for the period attributable to owners of the Company	2.66	2.34
Diluted
- profit from continuing operations attributable to owners of the Company	2.62	2.39
- profit (loss) from discontinuing operations attributable to owners of the Company	0.04	(0.05)
- profit for the period attributable to owners of the Company	2.66	2.34

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	131,856	121,061
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	2,434	(6,795)
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	134,290	114,266
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	131,856	121,061
Net profit (loss) attributable to owners of the Company from discontinuing operations (US$ ‘000)	2,434	(6,795)
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	134,290	114,266

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,839	108,508
Potential incremental shares as a result of share options (‘000)	201	121
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	109,040	108,629

Basic
- profit from continuing operations attributable to owners of the Company	1.21	1.11
- profit (loss) from discontinuing operations attributable to owners of the Company	0.02	(0.06)
- profit for the period attributable to owners of the Company	1.23	1.05
Diluted
- profit from continuing operations attributable to owners of the Company	1.21	1.11
- profit (loss) from discontinuing operations attributable to owners of the Company	0.02	(0.06)
- profit for the period attributable to owners of the Company	1.23	1.05

11.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2010, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $209 million (June 30, 2009: $328 million). The charge for depreciation on property, plant and equipment for the six months ended June 30, 2010 was $278 million (June 30, 2009: $238 million).

                During the three months ended June 30, 2010, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $117 million (June 30, 2009: $148 million). The charge for depreciation on property, plant and equipment for the three months ended June 30, 2010 was $135 million (June 30, 2009: $124 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	209,173	328,336
Capitalized interests	—	(2,469)
Increase (decrease) in suppliers advances	4,026	(5,597)
Decrease in payables for property, plant and equipment	52,002	109,799
Increase in vendor financing and finance leases	(17,155)	(12,908)
Sale and lease back agreement in Ghana (see notes 5 and 12)	(19,642)	—
Cash used for the purchase of property, plant and equipment	228,404	417,161

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	117,565	147,967
Capitalized interests	—	(1,106)
Increase (decrease) in suppliers advances	13,796	(3,663)
Decrease in payables for property, plant and equipment	16,849	52,276
Increase in vendor financing and finance leases	(2,776)	(10,620)
Sale and lease back agreement in Ghana (see notes 5 and 12)	(19,642)	—
Cash used for the purchase of property, plant and equipment	125,792	184,854

12.  INVESTMENTS IN ASSOCIATES

As part of the tower transaction in Ghana (see note 5), Millicom received shares in Helios Towers Ghana for a net value of $8 million. These shares in Helios Towers Ghana represent a 40% holding of that company and have been classified as investment in associates.

13.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded. In January 2009, 202,811 shares were issued as third and final tranche of the 2006 LTIP.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2007 (“2007 LTIP”) and 2008 (“2008 LTIP”) were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom’s “earnings per share”. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the 2007 and 2008 LTIP, both for the performance shares and for the matching share awards, amounted and was estimated respectively at $15 and $7 million, both to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 1,310 shares were issued on October 16, 2009 under the 2007 performance share plan. During the six months ended June 30, 2010, 158,677 shares were issued under the 2007 performance share plan, 66,659 shares were issued under the 2007 matching share award plan and 283 shares were issued under the 2008 matching share award plan.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated at $12 million, to be recorded over the service periods.

Following the sale of Millicom’s operation in Sri Lanka, 921 shares were issued on October 16, 2009 under the 2009 deferred share awards plan. During the six months ended June 30, 2010 27,314 shares were issued, representing the first 16.5% vested tranche of the deferred share awards, and 222 shares were issued under the 2009 performance shares plan.

Long term incentive awards for 2010 (“2010 LTIP”) were approved by Millicom’s Board of Directors on February 9, 2010.This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that vest 16.5% on January 1, 2011 and 2012 and 67% on January 1, 2013, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and is expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated at $15 million, to be recorded over the service periods.

(b) Total share-based compensation expense

Total share-based compensation for the six and three months ended June 30, 2010 and 2009 was as follows:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	7	(54)
2006 LTIP	—	(530)
2007 LTIP	97	(671)
2008 LTIP	1,101	839
2009 LTIP	1,805	2,568
2010 LTIP	3,209	—
Total share-based compensation expense	6,219	2,152

	Three months ended June 30, 2010	Three months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	3	3
2007 LTIP	97	617
2008 LTIP	551	926
2009 LTIP	926	1,039
2010 LTIP	1,604	—
Total share-based compensation expense	3,181	2,585

Share-based compensation for the six months ended June 30, 2009 comprised a charge for the various plans and share options of $5 million and a reversal for non-vested shares and share options as a result of employees’ departures of $3 million.

14.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

As at June 30, 2010, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $455 million (December 31, 2009: $454 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at June 30, 2010	As at December 31, 2009
	(Unaudited)	US$ ‘000
	US$ ‘000
Due within:
One year	536,289	433,987
One-two years	561,624	667,887
Two-three years	391,610	404,966
Three-four years	676,857	693,057
Four-five years	129,507	116,819
After five years	220,254	30,171
Total debt	2,516,141	2,346,887

As at June 30, 2010, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,253 million (December 31, 2009: $1,172 million). The assets pledged by the Group for these debts and financings amount to $608 million (December 31, 2009: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the guarantees and the remaining terms of the guarantees as at June 30, 2010 and December 31, 2009. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at June 30, 2010 (unaudited)		As at December 31, 2009
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	3,000	3,000	—	—
1-3 years	354,342	393,899	377,109	393,899
3-5 years	278,522	386,541	293,542	352,603
More than 5 years	163,651	291,111	130,152	155,401
Total (ii)	799,515	1,074,551	800,803	901,903

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)                              Including discontinued operations.

15.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the six months ended June 30, 2010 and 2009.

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of Helios Towers Ghana shares (see note 12)	(10,124)	—
Disposal of property, plant and equipment	10,124	—
Acquisition of property, plant and equipment	(36,797)	(12,908)
Asset retirement obligation	(1,651)	(6,525)
Financing activities
Share-based compensation	6,219	2,152
Sale and lease back agreement in Ghana (see note 5)	19,642	—
Vendor financing and other finance leases	17,155	12,908

16.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at June 30, 2010, the total amount of claims against Millicom’s operations was $48 million (December 31, 2009: $48 million), of which $10 million (December 31, 2009: $11 million) relate to joint ventures. As at June 30, 2010, $8 million (December 31, 2009: $10 million) has been provided for these risks in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As at today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as at 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

On the same day, Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal.

Capital commitments

As at June 30, 2010, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $231 million (December 31, 2009: $186 million), of which $220 million (December 31, 2009: $183 million) are due within one year and $39 million (December 31, 2009: $35 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $302 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at June 30, 2010 was $5 million (December 31, 2009: $5 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions.

Foreign currency forward and swaps contracts

As at June 30, 2010, the Group held foreign currency forward and swaps contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $73 million ($10 million maturing within the next twelve months and the remaining maturing in July 2012). The impact on Millicom’s consolidated income statement for the three and six months ended June 30, 2010 amounted to losses of $4 and $11 million (see note 8).

Interest rate swap agreement

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income. As at June 30, 2010 its fair value amounted to losses of $2 million

17.  SUBSEQUENT EVENTS

Honduras consolidation

On July 1, 2010 Millicom announced that Millicom and its local partner in Honduras reached an agreement that gives Millicom control of Celtel, its Honduran subsidiary. As a result of this agreement, Celtel will be fully consolidated into the Millicom Group financial statements from July 1, 2010.  Previously, the results of the Honduras operations were proportionately consolidated.

Under the revised shareholders’ agreement, the local partner granted Millicom an unconditional call option for his 33% stake for the next five years and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom.

In addition to the above, Millicom and its local partner in Honduras signed another agreement where Millicom sold to its local partner a 33% interest in the Amnet business in the country. This was to align the equity holdings of all businesses in Honduras between Millicom and its local partner.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in the world’s emerging markets. We also operate combinations of fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

As at June 30, 2010, Millicom had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 4). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia, which is classified as a discontinued operation and as an asset held for sale.

In June 2010, as part of the tower transaction in Ghana (see notes 5 and 12), Millicom received shares in Helios Towers Ghana for a net value of $8 million. These shares represented 40% of the share capital of Helios Towers Ghana and were classified as an investment in associates. In 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where services were launched in December 2009.

As at June 30, 2010, the countries where we had mobile operations had a combined population of approximately 267 million. This means that 267 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 37 million as at June 30, 2010.

Most of our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets, mainly in Africa. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than it was in the past. However, Millicom believes that the growth potential of these territories is still attractive as the growth potential from value added services (“VAS”) is very large. VAS already accounts for 22% of our mobile recurring revenues and has been growing at about 30% year-on-year.

Operating Results

The discussion below focuses on the results from continuing operations.

Six months ended June 30, 2010 and 2009

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Six months ended		comparative results
	June 30,		for period
	2010	2009	Amount of	Percent
	(unaudited)	(unaudited)	variation	change
	(in US$ ‘000, except percentages)
Revenues	1,833,581	1,592,847	240,734	15%
Cost of sales	(635,448)	(561,047)	(74,401)	13%
Sales and marketing	(334,718)	(310,310)	(24,408)	8%
General and administrative expenses	(329,945)	(280,789)	(49,156)	18%
Other operating expenses	(39,431)	(31,137)	(8,294)	27%
Operating profit	494,039	409,564	84,475	21%
Interest expense	(89,979)	(84,793)	(5,186)	6%
Interest income	5,124	6,358	(1,234)	(19)%
Revaluation of previously held interests	—	32,319	(32,319)	(100)%
Other non operating expense, net	(29,845)	(37,296)	7,451	(20)%
Charge for taxes	(115,164)	(92,811)	(22,353)	24%
Profit for the period from continuing operations	264,175	233,341	30,834	13%
Profit (loss) for the period from discontinued operations, net of tax	6,385	(5,725)	12,110	(212)%
Non-controlling interests	19,264	26,270	(7,006)	(27)%
Net profit for the period attributable to owners of the Company	289,824	253,886	35,938	14%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

In addition, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the course of the first six months of 2010, we continued to have a significant contribution to our recurring revenues from value added services (“VAS”), which were at 22% of revenues and grew by about 30% year-on-year. We expect innovation to be an important driver of growth in the years ahead.

Total revenues increased by 15% for the six months ended June 30, 2010 to $1,834 million from $1,593 million for the six months ended June 30, 2009. The growth in revenue is partly impacted by the growth in the number of customers. The number of our mobile customers as at June 30, 2010 and 2009 was as follows:

Mobile customers	2010	2009	Growth
Central America	13,370,455	12,122,650	10%
South America	9,239,165	8,059,459	15%
Africa	14,119,102	10,575,449	34%
Total	36,728,722	30,757,558	19%

As at June 30, 2010, our worldwide total mobile customer base increased by 19% to 37 million mobile customers from 31 million mobile customers as at June 30, 2009. Our mobile attributable customer base increased to 32 million customers as at June 30, 2010 from 27 million customers as at June 30, 2009, an increase of 20%.

The capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future customer growth is partly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

In Central America, in the first six months of 2010, Millicom added some 469 thousand net new customers, bringing the total at the end of the quarter to 13 million, up 10% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at June 30, 2010 we had 734 thousand 3G customers across the region. Guatemala grew its customer base by 19% year-on-year and Honduras and El Salvador grew their customer bases by 5% and 3% year-on-year respectively.

In South America, customers increased 15% year-on-year to reach 9 million at the end of June 2010. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 17% to 2 million, despite the ongoing registration program. In Colombia we added 198 thousand net new customers, representing a year-on-year increase of 15%, and in Paraguay we added 132 thousand new customers, an increase of 13%. At the end of the quarter we had 750 thousand 3G customers across the region.

In Africa, customers increased by 34% year-on-year and 2 million new customers were added in the first six months of 2010, bringing the total at the end of June to 14 million. Net additions were impacted by the churn following our very strong fourth quarter of 2009 and first quarter of 2010 intakes and additional administration and volatility following mandatory customer registration in DRC, Tanzania and Ghana. Nevertheless, we increased our market share further across the region. The best performing markets in terms of customer growth were Chad which grew by 53% year-on-year, DRC, which grew by 44%, and Tanzania, which grew by 43%. In Ghana, the customer base increased by 18% year-on-year; in Senegal it increased by 16% year-on-year, despite the ongoing arbitration process which means we have only been investing the minimum to alleviate capacity constraints in recent quarters. In Rwanda, seven months after the launch, our business is growing and we have reached 374 thousand customers as at the end of June 2010.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities.

Revenues: Revenues for the six months ended June 30, 2010 and 2009 by operating segment were as follows:

Revenues	2010	2009	Growth
Central America	652,197	658,926	(1)%
South America	635,507	485,955	31%
Africa	436,370	354,467	23%
Cable	109,507	93,499	17%
Total	1,833,581	1,592,847	15%

Central America — Revenues for the six months ended June 30, 2010 were $652 million, down 1% year-on-year. The flow of remittances from the US improved especially in the second quarter of 2010, with year-on-year growth in all three markets, albeit off a much lower base than before.  However, remittance trends have historically been quite volatile and we do not yet have sufficient evidence of a sustained recovery. In addition, after 18 months of sharp declines in disposable income, we anticipate some caution on the part of our customers.

In local currency also revenues for Central America overall were marginally down year-on-year. Guatemala maintained its strong recent performance, but revenues in Honduras and El Salvador continued to be impacted by taxes on incoming international calls and, in the case of El Salvador, a reduction in interconnect rates from 18 cents to 8 cents introduced in December 2009. Overall, ARPU declines continue to moderate, as a growing appetite for 3G and other non-voice services goes some way to mitigating the impact of external factors.

South America — Revenues in South America for the six months ended June 30, 2010 amounted to $636 million, up 31% year-on-year as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.

Revenue growth in local currency continued its trend of recent quarters, by accelerating further to 19%.  Paraguay performed very strongly, with revenues up in local currency despite our strong market share and a highly penetrated market.

ARPU was up 2% year-on-year in local currency, driven by a strong performance in 3G and other VAS.  We now have 750 thousand customers using 3G services in South America, representing 8% of our regional customer base.

Africa — Revenues in Africa were up 23% year-on-year to $436 million. Growth in Tanzania continued to be very strong, despite increased competitor activity. ARPU for Africa in local currency was down only 3% year-on-year, an encouraging performance in light of our continued strong customer growth.

Cable — As at June 30, 2010 our cable and broadband business in Central America had approximately 642 thousand revenue generating units, up 11% year-on-year. Broadband customer growth continued to be strong, with residential customers up 34% year-on-year, and broadband customers now account for 25% of the customer base.

Revenues from our cable business for the six months ended June 30, 2010 reached $110 millionwith a quarterly year on year growth of 11%. We continue to achieve consistent growth, driven mainly by our roll-out of broadband services to cable TV customers, with residential broadband revenues up 32% year-on-year.  Amnet passes 1.3 million homes in Central America and provides services to 480 thousand households giving a penetration of 37% of homes passed.  Customers take on average 1.3 services each from Amnet, and our aim is to increase this take-up of services by our customers by marketing bundled services, particularly by selling broadband services to our cable TV customers.

Further revenue growth will likely come from all of our operations as we continue to implement our “Triple A” strategy, particularly in the countries where Tigo® was most recently launched. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS additional revenues.

As described above, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead.

Cost of sales: Cost of sales increased by 13% for the six months ended June 30, 2010 to $635 million from $561 million for the six months ended June 30, 2009. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. Depreciation of network equipment was slightly reduced during the first six months of 2010, as Millicom changed prospectively from January 1, 2010 the useful life of its towers from 10 to 15 years, in line with industry practice. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin was 65% for both the six months ended June 30, 2010 and 2009.

Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 8% for the six months ended June 30, 2010 to $335 million from $310 million for the six months ended June 30, 2009. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 19% for the six months ended June 30, 2009 to 18% for the six months ended June 30, 2010 as we benefited from scale in many markets and we were more efficient in our spending of Sales and Marketing. We also spent less on acquisition costs in some Central American markets that had a higher penetration levels.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 18% for the six months ended June 30, 2010 to $330 million from $281 million for the six months ended June 30, 2009. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses remained stable at 18% for both the six months ended June 30, 2010 and 2009.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In addition, in January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement for most of its towers (see notes 5 and 12). The agreement marks Millicom’s first outsourcing of passive infrastructure and is consistent with Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana.

Other operating expenses: Other operating expenses increased by 27% for the six months ended June 30, 2010 to $39 million. The costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the growth in the operating companies will contribute to increase other operating expenses.

Operating profit:  Operating profit for the six months ended June 30, 2010 and 2009 by operating segment were as follows:

Operating profit	2010	2009	Growth
Central America	297,203	300,570	(1)%
South America	150,746	93,261	62%
Africa	67,298	33,943	98%
Cable	19,344	15,662	24%
Unallocated	(40,552)	(33,872)
Total	494,039	409,564	21%

Operating profit margin	2010	2009	Change in % points
Central America	46%	46%	—
South America	24%	19%	5
Africa	15%	10%	5
Cable	18%	17%	1
Total	27%	26%	1

Operating margin in Central America remained stable at 46% of revenues. In South America, we were able to improve our operating margins by 5 percentage points due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 19% for the six months ended June 30, 2009 to 24% for the six months ended June 30, 2010. In Africa, despite the increasing depreciation charges from Millicom’s high capital expenditure in the region as we aggressively roll out our “Triple A” operating strategy for the region negatively impacting operating margins, we were able to increase the operating margin of the African operating segment from 10% for the six months ended June 30, 2009 to 15% for the six months ended June 30, 2010. The Cable operating segment increased its operating margin to 18% for the six months ended June 30, 2010 from 17% for the six months ended June 30, 2009.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional taxes may also impact negatively our profits. Millicom is striving to improve the profitability of its operations in Colombia and the DRC and expects both of these operations to generate net profits in the medium term.

Interest expense: Interest expense for the six months ended June 30, 2010 amounted to $90 million, an increase of 6% from the six months ended June 30, 2009. This increase was mainly due to a higher average gross debt in the first six months of 2010 compared to the same period last year, although interest rates decreased.

Interest income: Interest and other income for the six months ended June 30, 2010 decreased by 19% to $5 million from $6 million for the six months ended June 30, 2009. The reduction in interest rates also impacted the interest income although cash balance was higher.

Revaluation of previously held interests: On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega” — see note 3). Millicom decided to early adopt IFRS 3R and has applied it to this acquisition. As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million.

Other non operating expense, net: Other non operating expense, net for the six months ended June 30, 2010 amounted to $30 million, a decrease from $37 million for the six months ended June 30, 2009. The balance for the six months ended June 30, 2010 was the sum of exchange losses of $19 million and a negative fair value adjustment of $11 million on a derivative instrument in our operation in Colombia. The amount for the six months ended June 30, 2009 comprised net exchange losses of $39 million and profit from associates of $2 million.

Charge for taxes: The net tax charge for the six months ended June 30, 2010 increased to $115 million from $93 million for the six months ended June 30, 2009. The Group’s effective tax rate increased from 28% for the six months ended June 30, 2009 to 30% for the six months ended June 30, 2010. Effective tax rate increased year-on-year as we incurred additional withholding tax on dividends paid by the operations during the first six months of 2010, as we upstreamed as much funds to the Luxembourg holdings during the first half of 2010 as we did in the full year 2009.

In the future, as the business grows, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to owners of the company: The net profit for the six months ended June 30, 2010 was $290 million compared to a net profit of $254 million for the six months ended June 30, 2009. Profit from continuing operations increased to $264 million for the six months ended June 30, 2010 from $233 million for the six months ended June 30, 2009. The profit from discontinued operations for the six months ended June 30, 2010 was $6 million compared to a loss of $6 million for the same period last year.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom’s earnings, assets and cash flows as we have US$ debts, held at local operational level, because local currency borrowing facilities are not available. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the six months ended June 30, 2010, we had a net exchange loss of $19 million. In the six months ended June 30, 2009, we had a net exchange loss of $39 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the six months ended June 30, 2010, we upstreamed $525 million from 8 of the 14 countries in which we operate, which was higher than the amount upstreamed during the whole 2009. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the six months ended June 30, 2009 we upstreamed $282 million from 8 of the 16 countries in which we operated.

Cash flows

For the six months ended June 30, 2010, cash provided by operating activities was $575 million, compared to $559 million for the six months ended June 30, 2009. The increase is mainly the result of cost controls and favorable product mix offered to our customers.

Cash used by investing activities was $173 million for the six months ended June 30, 2010, compared to $492 million for the six months ended June 30, 2009. In the six months ended June 30, 2010 Millicom used cash to purchase $228 million of property, plant and equipment compared to $417 million for the same period in 2009. In addition, in 2009, Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). An additional $9 million was used for minor investments.

Financing activities used total cash of $684 million for the six months ended June 30, 2010, compared to a provision of cash of $126 million for the same period in 2009. In the six months ended June 30, 2010 Millicom repaid debt of $172 million while raising funds of $282 million through new financing. Also, during the first six months of 2010, Millicom paid $789 million of dividends to shareholders, of which about $500 million related to the extraordinary dividend for 2008 and $289 related to the ordinary dividend for 2009.

The net cash outflow for the six months ended June 30, 2010 was $282 million compared to an inflow of $159 million for the six months ended June 30, 2009. Millicom had closing cash and cash equivalents balances of $1,229 million as at June 30, 2010 compared to $833 million as at June 30, 2009.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	52,707	42,957
South America	64,849	82,236
Africa	84,763	178,873
Cable	25,377	41,074
Unallocated	264	303
Total	227,960	345,443

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As at June 30, 2010 we had total consolidated outstanding debt and other financing of $2,516 million (December 31, 2009: $2,347 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,253 million (December 31, 2009: $1,172 million).

Commitments

As at June 30, 2010, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $231 million (December 31, 2009: $186 million) of which $220 million (December 31, 2009: $183 million) are due within one year.

Guarantees

As at June 30, 2010, we had outstanding guarantees for a total amount of $800 million (December 31, 2009: $801 million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: August 18, 2010